WITS GOLD

Witwatersrand Consolidated Gold Resources Limited

REG. NO: 2002/031365/06

70 FOX STREET • JOHANNESBURG • SOUTH AFRICA

PO BOX 61140 • MARSHALLTOWN • 2107 • WWW.WITSGOLD.COM

Tel: +27 11 832 1749 • Fax: +27 11 838 3208

Rule 12g3-2(b) File No. 82-34986

07021753

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

02 March 2007

Re: Witwatersrand Consolidated Gold Resources Limited
Rule 12g3-2(b) File No. 82-34986

SUPPL

Dear Sirs:

The enclosed supplemental information is being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Witwatersrand Consolidated Gold Resources Limited (the "**Company**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) under the Act with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

PROCESSED

MAR 1 6 2007

THOMSON
FINANCIAL

Mr H G Hira
Investor Relations Manager

Enclosures: (1 page)

3/14

Wgr - Witwatersrand Consolidated Gold Resources Limited - Dealings In

Release Date: 06/02/2007 16:44:01 Code(s): WGR

FILE No: 82-34986.

WGR - Witwatersrand Consolidated Gold Resources Limited - Dealings in Securities by the Company Secretary
Witwatersrand Consolidated Gold Resources Limited
(Incorporated in the Republic of South Africa)
Registration Number 2002/031365/06
JSE Code: WGR
ISIN: ZAE000079703

Dealings in Securities by the Company Secretary
In compliance with Rules 3.63 - 3.74 of the JSE Listings Requirements, Wits Gold wishes to disclose the following information:

Company Secretary:	D.J. Dowden
Number of shares:	698
Date of transaction:	6 February 2007
Price per share:	R80.00
Value	R55 840.00
Class of shares:	Ordinary
Nature of transaction:	Sale
Nature of interest:	Indirect beneficial
Clearance to deal was granted:	Yes

Johannesburg

6 February 2007

END